CHINA LITHIUM TECHNOLOGIES, INC.
15 West 39th Street, Suite 14B
New York, NY 10018
212-291-2688
212-391-2677 (fax)

December 17, 2010

BY EDGAR TRANSMISSION
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:	China Lithium Technologies, Inc. Form 10-K For the fiscal year ended June 30, 2010 Filed September 28, 2010 File No. 000-53263

Dear Mr. Cascio:

I am writing in response to your letter dated November 17, 2010. The Staff's comments have been copied below, indented, and each is followed by our response.

Form 10-K for the fiscal year ended June 30, 2010
1.	We note the amended Schedule 13D filed on September 15, 2010 indicates that your chief executive transferred a large portion of the shares he acquired in March 2010. Please ask him to tell us on what exemption from registration he relied for that transfer and to whom such shares were transferred. Also, tell us whether the recipients of those shares continue to hold them and, if not, what actions, if any, you took to facilitate their transfer.

Response to Comment 1

The amended Schedule 13D referenced in this comment did not contain an adequate statement of the transactions being reported. When the Staff has completed its review of our responses to these comments, Kun Liu will file an additional amendment to the Schedule 13D in which he will eliminate the third paragraph of Item 3 and replace it with the following:

Kun Liu acquired 11,565,242 of the shares as nominee for 248 individuals who had previously advanced funds that Kun Liu used to finance the operations of Beijing Guoqiang, a subsidiary of PI Services. Included in those shares were 3,084,817 that Kun Liu acquired as nominee for Qiang Fu, a member of the board of directors of PI Services. On September 2, 2010 Kun Liu transferred those shares to the 248 investors. On the same date, Kun Liu also transferred 313,500 shares to 18 employees of Beijing Guoqiang as an incentive for services, 25,000 shares to a member of the board of directors of PI Services as compensation for service on the board, and 20,000 shares to two attorneys in compensation for services to PI Services.

Youhua Yu acquired 1,915,183 of the shares as nominee for Qiang Fu, who had advanced funds that were used to finance the operations of Beijing Guoqiang. On September 2, 2010 Youhua Yu assigned those shares to Qiang Fu.

The transfers, except those to the two attorneys, were exempt from registration pursuant to Regulation S, since all the transferees were residents of the People's Republic of China and offering restrictions were implemented. Each of the recipients of shares from Kun Liu or Youhua Yu continues to hold the shares.

Item I. Business, page 5 Change of Name and Reverse Split, page 6

2.	We note your disclosure that effective June 2, 2010 you effected a reverse stock split and changed your name to China Lithium Technologies. Inc. Tell us where you filed the definitive information statement on Schedule I4C and tell us how you complied with Rules 14c-2 and 14c-5 of the Exchange Act with respect to the action taken on June 2, 2010. Also, provide us your analysis of whether you were required to file the Form 8-K pursuant to Item 5.07 reporting the action that was taken by consent of shareholders. Refer to Instruction 2 to Item 5.07 of Form 8-K.

Response to Comment 2

The definitive information statement with respect to the shareholder action in connection with the reverse split and name change, in the form filed on preliminary Schedule 14C on April 22, 2010, was mailed to the shareholders on May 6, 2010, more than twenty days prior to the effective date of the reverse split and name change on June 2, 2010. On December 17, 2010 the definitive information statement was filed on EDGAR. On December 17, 2010 we filed a Current Report on Form 8-K to comply with Item 5.07 with respect to the shareholder action.

Material Operating Entities, page 7

3.	We note your disclosure that the relationship between Bejing GuoQiang Science & Technology Development Co., Ltd, and Sky Achieve Holdings, Inc. is "customarily identified as entrusted management." Please tell us and expand your disclosure in future filings to clarify what you mean by the term "entrusted management." and describe the material aspects of an "entrusted management" relationship. For instance, are there laws or regulations governing such relationships, or is the relationship governed by private contract?

Response to Comment 3

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K, in which we will (a) move the section headed "Beijing GuoQiang Global Science & Technology Development Co., Ltd. from page 7 to the middle of page 8 and combine the discussions on page 7 of "Sky Achieve Holdings, Inc." and "Contractual Arrangements..." thus:

Sky Achieve was organized on November 5, 2009 under the laws of British Virgin Islands. It had no business activity from its inception until January 5, 2010. On~~From~~ January 5, 2010, Sky Achieve obtained control over the business of Beijing Guoqiang by entering into five agreements with Beijing Quoqiang and the equity owners of Beijing Guoqiang. The agreements are designed to transfer to Sky Achieve all of the responsibilities for management of the operations of Beijing Guoqiang, as well as all of the benefits and all of the risks that arise from the operations of Beijing Guoqiang. The relationship is purely contractual, however, so the rights and responsibilities of Sky Achieve with respect to Beijing Guoqiang are ultimately dependent on the willingness of the courts of the PRC to enforce the agreements. We are not aware of any judicial test of similar agreements to date. , ~~the relationship between them being customarily identified as "entrusted management."~~ For accounting purposes, Beijing Guoqiang is deemed to be a variable interest entity with respect to Sky Achieve, and its balance sheet accounts and financial results are consolidated with the accounts and results of Sky Achieve for financial reporting purposes.

               The ~~relationship is defined by~~ five agreements that define the relationship between Sky Achieve and Beijing Guoqiang~~,~~ each ~~of which~~ has a term of ten years. The following summarizes the material terms of the agreements:

~~Contractual Arrangements with Beijing Guoqiang and its Shareholder~~

~~Specifically, the VIE Agreements include the following four contracts:~~

Consulting Services Agreement and Operating Agreement.

4.	Given the dates of incorporation of the entities you list here and your corporate history, please tell us how you have "R&D achievements" over the past four years.

Response to Comment 4

Beijing Guoqiang, which is the operating entity managed by Sky Achieve, has been engaged in research and development activities since May 2007.

Core Technology and R&D, page 10

5.	Please reconcile your disclosure in the second paragraph of this section that you have one patent application pending in the United States and China with your statement in the fourth paragraph of the section that you filed an additional three patent applications in February 2010 and your statement on page 5 that you have two patents pending, as of September 2010. Please also tell us and in future filings identify the jurisdictions in which you filed the additional applications in February 2010 and provide the basis for your statement that you expect to "obtain approval by June 2011" of these patent applications.

Response to Comment 5

The disclosure in the 10-K regarding the Company's patents was inaccurate. When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the third sentence in the third paragraph on page 5 to state:

As of September 2010, we have three ~~two~~ patents pending in ~~the United States and~~ China, reflecting our R&D achievements for the past four years of development.

We will also eliminate the fourth paragraph under "Core Technology and R&D" on page 10, and will modify the second paragraph in that section thus:

We have ~~one~~ three patent applications pending in ~~the United States and~~ China, which were filed in August 2010. The applications cover the rechargeable battery, lithium ion battery balance charge protection system, and charger system that are elements of our three wire charging system. The three wire charging system invention provides a safe solution to the automobile using lithium-ion battery module. It includes a digital control voltage feedback multilevel current device to resolve an equilibrium problem of connecting large-capacity lithium-ion batteries in series. It also includes a bidirectional current automatic converter to make a standard automotive two-wire battery charge and discharge system ~~of automobile~~ achieve a three-wire system function of lithium-ion battery. We expect that the approval of the patents will give us an impetus to grow in Lithium-ion battery industry in its application in automobile industry.

6.	Please clarify in your response and in future filings what the "CAN system" is and briefly explain how this system allows your product to achieve "high efficiency." Also, tell us the basis for your belief that you are one of few domestic enterprises in China to "master the core technology of lithium-ion battery management system" and expand your future filings to clarify. Provide similar support for your statement on page 11 regarding your leadership position in technological innovation, the significance of your technology and the "heavy demand" you are experiencing for your products, particularly given the amount of your sales relative to the market size in China disclosed on page 12.

Response to Comment 6

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the first paragraph under "Core Technology and R&D" on page 10 to state:

The lithium-ion battery management technology is the core technology in the field of electric vehicles and electric bicycles, while battery management system (BMS) is the key element in battery management. It is vital in safe application and life-time dilation in bunching use of lithium-ion power battery. Through R&D efforts of our technology teams, we have developed a very competitive battery management system capable of real-time monitoring over battery statement in the process of car running or charging.~~,~~ Our Controller Area Network ("CAN") system is designed to connect~~ing~~ the motor controller and the charger in such a way as to minimize heat and maximize power output. ~~through CAN system, and adopting suitable control strategy to achieve high efficiency. We believe that we are currently one of few domestic enterprises in China that master the core technology of lithium-ion battery management system.~~

We will also modify the first sentence on page 11 thus:

We have two R&D centers: one in Beijing Zhongguancun S&T Park ~~with the most advanced high technology talents in China,~~ and the other in Hangzhou ~~which is the lead in the lithium-ion battery marketing.~~

We will also modify the second paragraph on page 11 thus:
~~Our Solution and Strength~~ Our Lithium-ion Battery Management System (BMS)

               ~~The Company is a leader in Lithium-ion battery technology innovation, development and manufacturing in China. Our proprietary technology is significant in our industry and is in heavy demand in next generation Hybrid and Electric vehicles.~~ Our proprietary Lithium-ion Battery Management System (BMS) ~~that is widely in use in Electric Cars~~ solves the energy loss and safety issues in lithium-ion vehicle batteries, optimizes power utilization, and realizes the high power need for ignition of car batteries, especially in low temperatures.

~~* Our Lithium-ion Battery Management System (BMS)~~

               Our lithium-ion BMS as shown in diagram below has ~~have~~ the following strength:

Domestic Sales page 13

7.	We note your disclosure that you expect China to enact new regulations limiting weight and speed of electric bikes that will accelerate the replacement of traditional lead-acide batteries for lithium-ion batteries. Please expand your future filings to describe the regulations in greater detail and disclose the basis for your expectation that new regulations will be adopted.

Response to Comment 7

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the second paragraph on page 14 thus:

China has over 120-million E-bikes on its streets. Since early in 2010 the government of China has had under consideration a regulation titled "Electrical Motorcycle and Electrical Bicycle Safety Regulation." The regulation, if enacted by the government of China, will classify electric bicycles as motorcycles if they weigh more than 20kg or travel faster than 20 km/h. If that regulation is adopted, the demand for lighter E-bikes will increase, because classification of a vehicle as a motorcycle subjects it to all of the regulation applicable to ownership and operation of a motor vehicle, such as the requirement of ~~It is expected to institute new rules limiting the weight and speed of E-bikes and those that exceed the new limits will be treated as motorcycles requiring~~ an operator license and insurance. ~~and road restrictions.~~ Also, motorcycles are banned in many cities in China. A demand for lighter E-bikes is likely to shift market demand from E-bikes carrying ~~and E-bike conversion from the~~ heavier lead-acid batteries to E-bikes build with Lithium-ion batteries ~~is expected to emerge as the new regulations are implemented~~.

~~The Lithium-ion battery module pack is superior to the common lead-acid battery, with less pollution, larger capacity, longer service life, and lighter weight. The new regulations will accelerate the general to replace lead-acid battery with Lithium-ion batteries.~~

Overseas Sales, page 14

8.	Please clarify the overseas markets in which you conducted research and "found that demand for 60 Ah and 80 Ah large capacity battery module products is high and is expected to continue to grow higher."

Response to Comment 8

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the first sentence of the second paragraph under "Overseas sales" on page 14 thus:

We believe ~~conducted market research and found~~ that the market demand in the nations of the European Union for 60 Ah and 80 Ah large capacity battery module products is likely to increase in the near future. ~~high and is expected to continue to grow higher.~~ In 2006 the Restriction of Hazardous Substances Directive (2002/95/EC) and the Waste Electrical and Electronic Equipment Directive (2002/96/EC) became effective in the European Union. The directives restrict the use of lead, among other hazardous materials, in the manufacture of equipment. As a result, we expect increased momentum in the replacement of lead batteries by lithium-ion batteries for tour buses and motorcycles, which primarily use 60AH and 80AH batteries.

Environmental Law Compliance, page 15

9.	We note your disclosure that your production process is mainly the assembly of products. With a view toward clarified disclosure in future filings, describe the activities you perform outside the production process compared to the activities of your suppliers. For instance, do you or do your suppliers design the products that you assemble?

Response to Comment 9

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the first sentence of the section titled "Environmental Law Compliance" on page 15 thus:

We assemble our products from components. Some of the components are generic off-the-shelf electronic items. Some of the components were designed by our research and development staff, but are manufactured to our order by suppliers. We do not utilize any minerals in their natural state nor engage in any chemical processing. For that reason, ~~Our production process is mainly the assembling of the parts, and therefore~~ our environmental law compliance costs are minimal.

Item 1A. Risk Factors, page 15

10.	We note you filed a Form S-8 on October 7. 2010. Provide us with a legal analysis demonstrating your eligibility to use Form S-8 including the requirement that you be current in your filings. Cite all authority on which you rely. We may have further comment.

Response to Comment 10

China Lithium was not eligible to use Form S-8 prior to December 17, 2010 when it filed the Current Report on Form 8-K to report the shareholder action in April 2010 and the Form 8-K to report the change in auditors. Upon completing those filings, China Lithium met all of the requirements for use of Form S-8. Each sale of securities made under the S-8 prior to December 17, 2010 has been cancelled.

Item 2. Properties, page 22

11.	Tell us, with a view toward disclosure, how the only paragraph in this section accounts for the office and warehouse space mentioned on page F-21 or the principal executive offices listed on the cover page of your document.

Response to Comment 11

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the section titled "Properties" on page 22 thus:

The Company carries on operations in five locations, each of which is a leasehold. We believe that this assembly of property will be adequate for our operations for the foreseeable future. The lessors of our properties in China are third parties who have no other relationship with the Company. The lessor of our offices in New York City is Advanced Battery Technologies, Inc., which is the parent corporation for our largest supplier of batteries. The properties leased to the Company are:

Leased Properties	Location	Use	Lease Term	Space (Sq. Ft.	Annual Rent

Beijing Plant	88A West North Industry Area, Erbozi Industrial Region West 88-A, Huilongguan, Changping District, Beijing, China	Assembly of battery modules	1/1/2008- 12/31/2012	16,146	$31,636

Executive Offices	34 South Zhongguancun Rd, Suite 1701, Haidian District, Beijing, China	Administration, sales, R&D	11/10/2009-10/09/2014	3,186	$29,293

Guangzhou Plant	Minying Technology District, 1633 Beitai Rd, Baiyun District, Guangzhou, Guangdong Province, China	Assembly of battery modules	9/2/2009-9/1/2014	19,375	$31,636

Hangzhou Center	351 Changhe Rd, Suite 4-A201, Binjiang District, Hangzhou, Zhejiang Province, China	Research & development	9/4/2009-9/3/2012	3,229	$24,313

New York Office	15 West 39th Street, Suite 14C, New York, NY 10018	Investor Relations	Monthly	215	$12,000

The "office and warehouse space" identified on page F-21 is an accumulation of the five locations identified in the chart above.

12.	As a related matter, please clarify the nature of your principal executive offices. For example, do you share office space? In this regard, it appears from publicly available information that your offices are located in the same building as those of your principal supplier and related party mentioned on page 38. If so, please highlight that for investors.

Response to Comment 12

China Lithium occupies approximately 10% of the total square footage in the suite of offices leased by Advanced Battery Technologies, Inc. in New York City. As noted in the revision to Item 2 set forth above in response to Comment 11, the premises are subleased to China Lithium on a month-to-month basis. The relationship is highlighted in the introduction to the table of properties set forth in response to Comment 11.

Item 5. Market for Registrant's Common Equity..., page 23 Market Information, page 23

13.	With a view toward clarified disclosure in future filings, tell us what you mean by "hardly any transactions."

Response to Comment 13

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the section titled "Market Information" on page 23 by removing the fourth sentence, as it does not provide useful information.

14.	Please tell us why you did not provide disclosure pursuant to Item 201(a)(1)(iii) of Regulation S-K for any period prior to the third quarter of your fiscal year 2010.

Response to Comment 14

The failure to provide the full disclosure required by Item 201(a)(1)(iii) was an error. In our amended 2010 Form 10-K we will include high and low bid prices for the each quarter in the two most recent fiscal years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

15.	Tell us why you did not provide disclosure about critical accounting policies. Refer to Section V of Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response to Comment 15

The failure to disclose critical accounting policies was an error. In the amended Form 10-K we will include a section titled "Critical Accounting Policies and Estimates" at the end of Item 7 in which we will identify each accounting assumption or estimate made in connection with preparation of the 2010 annual financial statements which was both subject to a high degree of uncertainty and material to our results.

Results of Operations, page 24

16.	We see that you do not provide discussion specific to the segments disclosed in financial statement Note 11. Please tell us bow you determined that MD&A discussion specific to your segments is not necessary to convey an understanding of the results of operations. Refer to Item 303(a) of Regulation S-K.

Response to Comment 16

Upon reconsideration, management has determined that all of its operations constitute only one segment. Accordingly, when we file the amended 2010 Form 10-K, we will eliminate Note 11.

17.	We sec that throughout the discussion of Results of Operations you attribute the changes in revenues, cost of sales and operating expenses during fiscal year 2010 to multiple items. In future or amended filings, please quantify the impact of each item, including the impact of any offsetting items.

Response to Comment 17

When we file the amended 2010 Form 10-K, we will modify Management's Discussion to quantify the impact of each factor that had a material effect on changes in items of revenue and expense.

Cost of Goods Sold, page 24

18.	In future or amended filings please clarify the nature and impact of the "products adjustment and the new cost management" that is, in part, responsible for the decrease in cost of goods sold as a percentage of revenues.

Response to Comment 18

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the section titled "Cost of Goods Sold" on page 24 thus:

Cost of goods sold included direct material cost and direct labor cost. For the year ended June 30, 2010, our total cost of goods sold amounted to $9,568,363 or approximately 67.91% of revenues as compared to cost of goods sold of $7,989,327 or approximately 72.88% of revenues for the year ended June 30, 2009. The decrease in cost of goods sold as a percentage of total revenue was primarily due to changes in the assortment of non-system sales made during the year. The most significant change was that we reduced by 28% our sales of battery patches, since their sales revenue yielded less than 4% in operating income, and introduced a line of power products which produced $1.2 million in sales revenue and over $600 thousand in operating income. ~~our products adjustment and the new cost management. The percentage didn't show a big decrease is because our manufacture size is getting bigger and the direct labor cost raise not only for more employees we hire but also the Chinese government's new regulation increased the average wage.~~

19.	We see from the first paragraph on page 24 that you stopped manufacturing two products because of their low profit margin. If relevant, in future or amended filings please clarify whether there is any inventory impairment arising from the discontinued products.

Response to Comment 19

The entire inventory of the discontinued products was sold above cost during FY 2009.

Liquidity and Capital Resources, page 26

20.	We note disclosure of a new inventory management system you refer to as "ABC inventory management." Please tell us what this term means and, in future filing, please describe briefly the system and explain how the implementation of the new system "optimized" your inventory management.

Response to Comment 20

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the fourth paragraph of "Liquidity and Capital Resources" on page 26 thus:

As of June 30, 2010, our inventories totaled $786,013, as compared to $2,567,320 as of June 30, 2009, a decrease of $1,781,307. This change was primarily due to improvements in our inventory management system. ~~attributed to success in our sales of our products during the year ended June 30, 2010, as we optimized our inventory management.~~ Under our ~~the~~ new "ABC inventory management" system, we classified the components used for our products by availability and price sensitivity. We maintained low or no inventories of commonly available components and purchased them as needed. On the other hand, we purchased components with long delivery cycles when prices appeared low, and kept them in stock to assure availability. The result was a significant reduction in our inventory levels. ~~some of the products achieved lowest inventories or even zero inventories. We manufactured according to the contract that we signed with the purchasers.~~ We expect our inventory will maintain at its current level in the near future.

21.	Please tell us and revise future filings to clarity the terms of your outstanding accounts receivable.

Response to Comment 21

When the Staff has completed its review of our responses to the comments, we will file an amendment to our 2010 Form 10-K in which we will modify the third paragraph of "Liquidity and Capital Resources" on page 26 thus:

As of June 30, 2010, our accounts receivable, net of allowance for doubtful accounts, was $4,054,189 as compared to $2,404,088 as of June 30, 2009, an increase of $1,650,101. ~~The exploration of new customers and the good sales performance contributed to the increase in both cash and accounts receivable.~~ The primary reason for the increase in receivables was the increase in our overall sales activity. At the same time, however, during fiscal 2010 we provided new customers extended payment terms as an incentive to initiate a relationship with us. Our standard payment terms are 0/60/90 days from delivery. To some of our significant new customers, however, we offered payment terms of 60/90/120 days, albeit on their initial orders only. Since we had a number of new customers during fiscal year 2010, this promotion contributed to the increased level of our accounts receivable. At June 30, 2010, $807,770 of our accounts receivable had been outstanding for more than 90 days.

22.	We note the disclosure that the decrease in prepaid expenses was due to a "long-term depreciation adjustment." Please tell us the nature of this adjustment including why you recorded the adjustment and the accounting literature in U.S. GAAP that you relied upon.

Response to Comment 22

The reference noted to a "long-term depreciation adjustment" was erroneous. In the amended 2010 Form 10-K we will modify the sixth paragraph of "Liquidity and Capital Resources" on page 26 thus:

As of June 30, 2010, our Prepaid Expenses was $68,169 as compared to $106,476 as of June 30, 3009, a decrease of $38,307. The decrease ~~was~~ primarily ~~attributable to the long-term depreciation adjustment. We adjusted the long-term depreciation into fixed assets.~~ occurred as a result of the expensing of prepaid rent.

Item 8. Financial Statement, page 28

Report of Independent Registered Public Accounting Firm, page F-1

23.	The first paragraph of the audit report refers to a statement of "consolidated comprehensive income" and a statement of Stockholders' equity." However, we do not see statements with these titles included in the financial statements. In your amended Form 10-K, please have your auditor revise the first paragraph of the audit report to reflect the correct titles of the financial statements. In addition, please consider the title used in the example provided in FASB ASC 220-10-55-7 discussing the one statement approach for the statement of income and comprehensive income. As a related matter, please note that there also appear to be typographical errors in the last sentence of the audit report.

Response to Comment 23

When we file the amended 2010 Form 10-K,we will include a revised audit report. The audit report will identify the financial statements by their correct titles, which will include statement identified as "consolidated statement of operations and comprehensive income." The revised audit report will also reflect corrections to the typographical errors in the last sentence of the previously filed report.

24.	We note that you present a statement of changes in stockholders' equity for the year ended June 30, 2008, but we also note that the auditor's report does not cover the statement of changes in stockholders' equity for that period. Please amend the filing to include an audit report that covers all the audited financial statements presented. Please note that as a smaller reporting company, under Article 8 of Regulation S-X you are only required to present an audited balance sheet as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. Therefore, alternatively, you may remove of statement of changes in stockholders' equity for the year ended June 30, 2008.

Response to Comment 24

When we file the amendment to the 2010 Form 10-K, we will remove the statement of changes in stockholders' equity for the year ended June 30, 2008.

Consolidated Balance Sheets, page F-2

25.	Tell us why total stockholders' equity as of June 30, 2010 does not agree to the corresponding amount presented on the statement of changes in stockholders' equity. Please resolve the discrepancy in future or amended filings.

Response to Comment 25

There was an error in the statement of stockholders' equity as filed. When we file the amended 2010 Form 10-K, we will correct the statement of stockholders' equity.

26.	In future or amended filings please add a footnote that describes the equity item "Reserved Funds." Please also tell us what this item represents.

Response to Comment 26

When we file the amendment to the 2010 Form 10-K, we will include the following as a note to the financial statements:

Reserve Fund

Until June 20, 2006, entities organized in the PRC were required to transfer 15% of their profit after taxation, as determined in accordance with Chinese accounting standards and regulations, to the surplus reserve fund. Subject to certain restrictions set out in the Chinese Companies Law, the surplus reserve fund may be distributed to stockholders in the form of share bonus issues and/or cash dividends. After June 30, 2006, such reserve is no longer mandatory under the Chinese Law. However the Company from time to time allocates funds to its reserve fund for its future development.

27.	Please explain to us the nature of the item "Comprehensive income consolidation adjustment" and the basis in GAAP for the direct adjustment to equity.

Response to Comment 27

When we file the amended 2010 Form 10-K, we will eliminate the item "comprehensive income consolidation adjustment," and will reclassify the accounts previously so identified.

28.	Please tell us about the nature of and accounting for the issuance of the one million common shares during the year ended June 30, 2009. In that regard, we do not see a cash receipt for the issuance or a description of the transaction in the notes to financial statements. Please provide footnote disclosure explaining the issuance and related accounting in future or amended filings.

Response to Comment 28

When we file the amended 2010 Form 10-K,the statement of stockholders' equity will be amended to eliminate the accounts relating to an issuance of one million shares during fiscal year 2009.

Consolidated Statements of Cash Flow, page F-6

29.	In future or amended filings please revise to also disclose non-cash financing and investing activities here or in the footnotes, as required by FASB ASC 230-10-50- 3.

Response to Comment 29

China Lithium had no non-cash financing or investing activities, of the sort described in ASC 230-10-50-4, during the past two fiscal years.

Note 1. Organizational and Basis of Presentation, page F-8

30.	You disclose that the combination of the Nevada Corporation (the issuer/legal acquirer) and Sky Achieve (the legal acquiree/accounting acquirer) was accounted for as a "reverse merger under the purchase method of accounting." The acquisition method as described in FASB Codification Topic 805 applies to business combinations, where the entities involved are businesses as defined in the referenced Topic. In your circumstances, it appears that Sky Achieve is the accounting acquirer in a transaction with a shell corporation. To help us understand your disclosure, please explain.

•	How you applied the definition of a business as set forth in FASB Codification Topic 805 in assessing whether the issuer/legal acquirer was a business.

•	Your basis in the Codification for concluding that the merger is a business combination as defined FASB Codification Topic 805, including why the "purchase method" (now referred to as the acquisition method under the FASB Codification) is applicable to your transaction.

•	As the issuer/legal acquirer appears to be a shell corporation, why the transaction is not accounted for and disclosed as a reverse merger recapitalization of Sky Achieve, the accounting acquirer.

Please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets where the owners and management of the private company obtain control of the combined company after the transaction are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible are recorded.

Response to Comment 30

When we file the amended 2010 Form 10-K, we will modify the second paragraph of Note 1 to the Financial Statements thus:

On March 19, 2010 the Company acquired all of the outstanding capital stock of Sky Achieve Holdings, Inc. ("Sky Achieve"), a British Virgin Islands limited liability corporation registered in November 2009 (the "Share Exchange"). ~~The acquisition had been accounted for as a reverse merger under the purchase method of accounting. Accordingly, Sky Achieve Holdings, Inc. was treated as the continuing entity for accounting purposes.~~ The effect of the Share Exchange is such that a reorganization of the entities has occurred for accounting purposes and is deemed to be a reverse merger recapitalization of PI Services, Inc. Subsequent to the Share Exchange the financial statements presented are those of Sky Achieve and its subsidiaries, including their VIEs, as if the Share Exchange had been in effect retroactively for all periods presented.

31.	In that regard, in a reverse merger, whether accounted for as a recapitalization or a business combination, stockholders' equity of the accounting acquirer is retroactively restated for the equivalent number of shares issued to the accounting acquirer, in this instance, Sky Achieve, with an adjustment to paid-in capital for any difference in par value. Similarly, shares outstanding and earnings per share are also retroactively restated based on the equivalent number of shares issued to the accounting acquirer. Your financial statements do not appear to reflect the retroactive presentation required by reverse merger accounting.

In that regard, it appears that 19.2 million post-split shares were issued to the accounting acquirer in the reverse merger. Tell us why the impact of this issuance is not retroactively presented in the financial statements. Also, tell us why you believe weighted average shares and earnings per share are appropriately determined in accordance with guidance applicable to reverse mergers. Support your view in GAAP. Alternatively, in future or amended filings, please revise to retroactively present the impact of the recapitalization and appropriately revise the description of the accounting.

Response to Comment 31

When we file the amended 2010 Form 10-K, we will revise the financial statements to retroactively present the impact of the recapitalization, including recalculation of the weighted average shares and earnings per share.

32.	In the fourth paragraph, in future or amended filings please revise the share disclosure for the impact of the stock split affected in June 2010.

Response to Comment 32

When we file the amended 2010 Form 10-K, we will revise the first sentence of the fourth paragraph in Note 1 thus:

PI Services issued ~~42,134,020~~ 19,151,875 shares of its common stock to the shareholders of Sky Achieve.

We will also add to the seventh paragraph in Note 1 the following:

All enumerations herein of numbers of common shares or per share amounts have been adjusted as needed to give retroactive effect to the reverse stock split.

33.	We note that the auditors of the accounting acquirer are different from the auditors of the registrant prior to the reverse merger. Accordingly, please file an Item 4.01 Form 8-K that includes the disclosures required by Item 304 of Regulation S-K for the change in independent, accountant. In this regard, the accountant that is no longer associated with the registrant's financial statements is the predecessor accountant.

Response to Comment 33

On December 17, 2010 we filed a Current Report on Form 8-K to comply with Item 4.01 with respect to the change in auditors.

34.	We see that you affected a reverse stock split on June 2, 2010. Please tell us whether the impact of the reverse split has been retroactively presented in accordance with SAB Topic 4C. In future or amended filings, please disclose that the split has been retroactively applied.

Response to Comment 34

When we file the amended 2010 Form 10-K, the reverse stock split will be retroactively applied in all disclosures.

35.	You disclose that you have control over Beijing Guogiang through "entrusted management" agreements. Please expand the notes to financial statements in future or amended filings to describe the principal provisions of the arrangements. Also, describe the terms of the arrangements on which you have relied in concluding that you control Beijing Guoqiang.

Response to Comment 35

When we file the amended 2010 Form 10-K, we will replace the third paragraph in Note 3 with a description of the contractual arrangements that give Sky Achieve control over Beijing Guoqiang and that constitute Beijing Guoqiang a variable interest entity with respect to Sky Achieve.

36.	We see that you consolidate Beijing Guoqiang as a variable interest entity. Please provide us with your analysis of Beijing Guoqiang under FASB Codification Topic 810-10. In that regard, please describe how you determined that Beijing, Guoqiang is a variable interest entity and that you have a controlling financial interest in Beijing Guoqiang, including:

•	How you have the power to direct the activities of Beijing Guoqiang that most significantly affect the entity's economic performance: and

•	How you have the obligation to absorb losses of Beijing Guoqiang that could potentially he significant to the variable interest entity or the right to receive benefit, from Beijing Guoqiang that could potentially be significant to the variable interest entity.

Response to Comment 36

Sky Achieve Holdings, Inc., a wholly-owned subsidiary of China Lithium Technologies, Inc., is party to five agreements dated January 5, 2010 with the owners of the registered equity of Beijing Guoqiang and with Beijing Guoqiang. The agreements, in summary, are:

•	Operating Agreement. Sky Achieve guarantees performance by Beijing Guoqiang of all contracts and transactions. Beijing Guoqiang agrees that it will take no action outside the ordinary course of business without the approval of Sky Achieve. Beijing Guoqiang agrees that it will accept all direction given by Sky Achieve with regard to the operations of Beijing Guoqiang, and that Sky Achieve shall have authority to appoint and/or remove all managerial personnel of Beijing Guoqiang.

•	Consulting Services Agreement. Beijing Guoqiang appoints Sky Achieve as exclusive consultant to provide advice regarding business operations, human resources, and research and development. The fee paid for these services equals all revenue of Beijing Guoqiang, and this arrangement is implemented by depositing all revenue of Beijing Guoqiang into a bank account controlled by Sky Achieve.

•	Equity Pledge Agreement. The equity owners in Beijing Guoqiang pledge all of their equity to Sky Achieve to secure the performance by Beijing Guoqiang of the Consulting Services Agreement. The equity owners covenant not to transfer any interest in the equity of Beijing Guoqiang other than to Sky Achieve.

•	Proxy Agreement. The equity holders in Beijing Guoqiang grant to Sky Achieve the proxy to exercise all shareholder rights with respect to their equity interests, including the right to sell or transfer the interests.

•	Option Agreement. The equity holders in Beijing Guoqiang grant to Sky Achieve the exclusive option to purchase those equity interests for the "original paid-in price" of the equity interests, or such other price as is required by applicable law.

By reason of the relationship described in these agreements, Beijing Guoqiang is a variable interest entity with respect to Sky Achieve because the following characteristics identified in ASC 810-10-15-14 are present:

•	The holders of the equity investment in Beijing Guoqiang lack the direct or indirect ability to make decisions about the entity's activities that have a significant effect on the success of Beijing Guoqiang, having assigned their voting rights and all managerial authority to Sky Achieve. (ASC 810-10-15-14(b)(1)).

•	The holders of the equity investment in Beijing Guoqiang lack the obligation to absorb the expected losses of Beijing Guoqiang, having assigned to Sky Achieve all revenue and responsibility for all payables. (ASC 810-10-15-14(b)(2)).

•	The holders of the equity investment in Beijing Guoqiang lack the right to receive the expected residual returns of Beijing Guoqiang, having granted to Sky Achieve all revenue as well as an option to purchase the equity interests at a fixed price. (ASC 810-10-15-14(b)(3)).

Since all of the rights and obligations with respect to Beijing Guoqiang identified above have been assigned to Sky Achieve, Beijing Guoqiang is a variable interest entity with respect to Sky Achieve.

37.	As a related matter, with respect to your consolidation of Beijing Guoqiang, tell us how the notes to financial statements provide all of the information content applicable to public companies, which begin at FASB ASC 810-I0-50-7. Alternatively, provide all of the relevant required disclosure in future or amended filings.

Response to Comment 37

When the Staff has completed its review of our responses to its comments, we will file an amendment to the 2010 Form 10-K, in which we will add the following as the second topic under Note 2 "Summary of Significant Accounting Policies:"

Variable Interest Entity

The accounts of Beijing Guoqiang have been consolidated with the accounts of the Company because Beijing Guoqiang is a variable interest entity with respect to Sky Achieve, which is a wholly-owned subsidiary of the Company. Sky Achieve is party to five agreements dated January 5, 2010 with the owners of the registered equity of Beijing Guoqiang and with Beijing Guoqiang. The agreements transfer to Sky Achieve all of the benefits and all of the risk arising from the operations of Beijing Guoqiang, as well as complete managerial authority over the operations of Beijing Guoqiang. Sky Achieve is the guarantor of all of the obligations of Beijing Guoqiang. By reason of the relationship described in these agreements, Beijing Guoqiang is a variable interest entity with respect to Sky Achieve because the following characteristics identified in ASC 810-10-15-14 are present:

•	The holders of the equity investment in Beijing Guoqiang lack the direct or indirect ability to make decisions about the entity's activities that have a significant effect on the success of Beijing Guoqiang, having assigned their voting rights and all managerial authority to Sky Achieve. (ASC 810-10-15-14(b)(1)).

•	The holders of the equity investment in Beijing Guoqiang lack the obligation to absorb the expected losses of Beijing Guoqiang, having assigned to Sky Achieve all revenue and responsibility for all payables. (ASC 810-10-15-14(b)(2)).

•	The holders of the equity investment in Beijing Guoqiang lack the right to receive the expected residual returns of Beijing Guoqiang, having granted to Sky Achieve all revenue as well as an option to purchase the equity interests at a fixed price. (ASC 810-10-15-14(b)(3)).

Because the relationship between Beijing Guoqiang and Sky Achieve is entirely contractual, the Company's interest in Beijing Guoqiang depends on the enforceability of those agreements under the laws of the PRC. We are not aware of any judicial decision as to the enforceability of similar agreements under PRC law.

Note 2. Summary of Significant Accounting Policies, page F-8 Basis of Presentation, page F-8

38.	You disclose: "Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations." Please tell us what information and footnote disclosure were omitted from the Form 10-K and the basis in our rules for exclusion.

Response to Comment 38

When we file the amended 2010 Form 10-K, the very first thing that we will do will be to eliminate the sentence that is the subject of this comment.

39.	You disclose: "Operating results for the year ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full years." Please tell us what this statement is intended to convey.

Response to Comment 39

When we file the amended 2010 Form 10-K, the very second thing that we will do will be to eliminate the sentence that is the subject of this comment.

Principles of Consolidation, page F-9

40.	The disclosure that you consolidate Beijing Guogiang because it is wholly-owned appears inconsistent with disclosure elsewhere in your document which suggests that you consolidate Beijing Guogiang under principles applicable to variable interest entities. In future or amended filings please appropriately revise to disclose a consistent theory for consolidation of Beijing Guoqiang.

Response to Comment 40

When we file the amended 2010 Form 10-K, we will modify the section titled "Principles of consolidation" on page F-9 thus:

The accompanying audited consolidated financial statements include China Lithium Technologies, Inc. and its wholly owned ~~subsidiaries~~ subsidiary, Sky Achieve Holdings, Inc., as well as its variable interest entity, Beijing GuoQiang Global Science and Technology Development Co, Ltd. All significant inter-company transactions and balances have been eliminated in the consolidation.

Revenue Recognition, page F-10

41.	In future or amended filings, please expand the revenue recognition policy disclosure to more specifically describe how you apply each of the criteria you outline in your specific circumstances. For instance, clarify what you consider to be pervasive evidence of an arrangement, clarify how you determine that the sales price is fixed and determinable, clarify when title passes, identify when you consider delivery to have occurred and disclose how you determine collectability is reasonably assured.

Response to Comment 41

When we file the amended 2010 Form 10-K, we will replace the first paragraph of the "Revenue recognition" note on page F-10 with the following:

The Company recognizes revenue on product sales when each of the following conditions has been satisfied:

•	Persuasive evidence of a sales arrangement exists in the form of a written contract or an order and acknowledgement.

•	The sales price has been fixed and made determinable by sales contract and/or invoice.

•	The product has been delivered to the customer's warehouse - unless other terms for delivery have been specified in the contract - at which time the customer takes ownership and the risk of loss passes to the customer.

•	Payment has been received or the Company determines that collection of the related receivable is probable. Probability of collection is determined based on recurrent visits by the Company's sales staff and accounting staff to the customer's premises to assess the health of the customer's business.

•	The 15 day right of return that we afford to customers has expired.

42.	As a related matter, as applicable, the policy disclosure should also address customer acceptance provisions, return policies, post shipment obligations, warranties, credits and discounts, rebates and price protection or similar privileges, including how these matters impact revenue recognition.

Response to Comment 42

When we file our amended 2010 Form 10-K, we will replace the last two sentences of the second paragraph in the "Revenue recognition" note on page F-10 with the following:

Our standard contract allows customers, within 15 days after delivery, to return for cash or exchange products with which they are not satisfied. Shipping charges on the return are allocated between the customer and the Company based on relative fault. We do not recognize revenue until the 15 day right of return has expired. In addition we record a provision for sales returns occurring after the 15 day period. The provision for sales returns is based on historical sales return data and represents the Company's best estimate of product returns it will experience. The Company provides customers no additional post-delivery rights, except as set forth in its product warranty. See: Note 9.

Note 5. Patent and Other Intangibles, page F-17

43.	In future or amended filings, please revise to disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to FASB ASC 350-30-50-2.

Response to Comment 43

When we file the amended 2010 Form 10-K, we will include the following text at the end of Note 5 on page F-17:

Based upon current assumptions, the Company expects that its intangible assets will be amortized according to the following schedule:

Balance at June 30,
2011	$10,733
2012	$10,733
2013	$10,733
2014	$10,733
2015	$10,733

Total 5 years	$53,665

Note 8. Accrued Expenses and Other Payables, page F-18

44.	With respect to June 2010, the tabular disclosure does not appear to be mathematically accurate. Please resolve the mathematical error in future or amended filings.

Response to Comment 44

When we file the amended 2010 Form 10-K, we will eliminate the table from Note 8, and replace it with the following text:

Other Accounts Payable consists of miscellaneous items. As of June 30, 2010 and 2009 the balances were $4,495 and $122, 873, respectively.

Accrued Expenses consist of audit fee and payroll taxes for the current year. As of June 30, 2010 and 2009, the balances were $45,074 and $ 29,886, respectively.

Note 9. Warranty Accrual, page F-18

45.	Please tell us the basis for recording 1% of sales as warranties. That is, explain to us why the 1% is an appropriate estimate. Further, in future or amended filings, please also explain the basis for the 1%.

Response to Comment 45

When we file the amended 2010 Form 10-K, we will add the following disclosure after the first sentence in Note 9:

The Company believes that the accrual is adequate based on its historical warranty experience. In the year ended June 30, 2010 the Company honored warranty claims for a total of $33,768, which equaled 0.3% of sales during the year ended June 30, 2009 and 0.5% of sales during the year ended June 30, 2010.

Note 10, Income Taxes. page. F-18

46.	In future or amended filings please provide a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for each year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. For purposes of this disclosure please note that you are a domestic US registrant, Accordingly, the impact of rate differences or differences caused by the attribution of earnings to various taxing jurisdictions should be presented in the reconciliation. Refer to FASB ASC 740-10.50-12.

Response to Comment 46

When we file the amended 2010 Form 10-K, we will add disclosure in the following form to the end of Note 10:

The following table sets forth the components of the Company's income before income tax expense and the components of income tax expense.

For the Year Ended
	June 30, 2010	June 30, 2009
China Pre-tax Income
Domestic Pre-Tax Income
Total Pre-Tax Income

China Income Tax Expense
Domestic Income Tax Expense
Total Current Income Tax Expense

A reconciliation of tax at United States federal statutory rate to provision for income tax recorded in the financial statements is as follows:

	Year Ended June 30,
	2010	2009
U.S. statutory income tax rate	35.0%	35.0%
Foreign income not recognized in the U.S	(35.0%)	(35.0%)
China Statutory income tax rates	25.0%	25.0%
Other items (a)		--
Effective consolidated current income tax rate

(a) The (____%) represents $__________ of corporate expenses incurred by the Company's US office that are not subject to PRC income tax for the year ended June 30, 2010.

47.	Your consolidated accounts include entities outside of the PRC. In future or amended filings please describe the income tax status of the entities outside of the PRC, including how any income or loss generated by those entities is considered in the provision for income taxes.

Response to Comment 47

When we file the amended 2010 Form 10-K, we will note in Note 10 that the income and loss generated by Sky Achieve Holdings, Inc. is not subject to taxation in its domicile, the British Virgin Islands, due to the absence of a corporate income tax in that nation. We will also disclose how the income or loss generated by Sky Achieve Holdings is considered in the provision for income taxes.

48.	You disclose that your Company is "generally" subject to a 25% tax rate in the PRC. Please tell us what you mean by the reference to "generally." Also, clarify in future or amended filings.

Response to Comment 48

When we file the amended 2010 Form 10-K, we will eliminate the word "generally" from the first sentence in Note 10.

49.	In future or amended filings please provide disclosures regarding uncertain tax positions pursuant to FASB ASC 740-10-50-15 and 15A.

Response to Comment 49

The Company had no uncertain tax positions as of June 30, 2010. In future filings, we will provide disclosure regarding any uncertain tax positions that develop.

Note 11. Segment Information, page F- 19

50.	The segment disclosure does not appear to be complete. For instance, we do not see disclosure about the factors used to identify the segments, a description of the products and services for each segment, a description of how you attribute revenue' and operating profits to the disclosed segments or disclosures about segment assets. Please expand in future or amended filings to provide the full information content about segments specified in FASB ASC 290-10-50-21 through 50-31 or explain to us how your disclosure is compete under the requirements of the Codification.

Response to Comment 50

After reconsideration, management has determined that all of its operations constitute only one segment. Accordingly, when we file the amended 2010 Form 10-K, we will eliminate Note 11.

Item 9A(T). Controls and Procedures, page 30

51.	We note that you appear to conduct substantially all of your operations in the PRC. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

a.	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response to Comment 51(a)

In connection with our determination regarding the effectiveness of our internal controls, we considered controls to address financial reporting risks at each of our five operating locations. For each location, we implemented the following procedures:

•	established financial reporting objectives, consistent with relevant generally accepted accounting principles,

•	identified significant financial statement accounts and disclosures, based on the Company's most recent financial statements and management's estimates of materiality,

•	for each account and disclosure, identified relevant assertions, underlying transactions and events, and identified processes supporting these financial statement accounts and disclosures,

•	identified risks to the achievement of financial reporting objectives by considering both quantitative and qualitative risk factors related to each significant financial statement account and disclosure item, including consideration of the following factors:

°	impact on financial statements

°	account characteristics

°	business process characteristics

°	fraud risk, and

°	entity-wide factors,

•	selected control activities considering the cost and potential effectiveness in mitigating risks to the achievement of financial reporting objectives, including consideration of the following factors:

°	entity-wide controls that are pervasive across the Company when considering whether control activities are sufficient to address identified risks

°	identifying appropriate control activities for each identified risk to a financial reporting objective, including the selection of control activities to mitigate the potential for material misstatement due to fraud, and encompassing relevant information technology risks, and

°	utilizing risks and control matrices, developed in the process of assessing risks and designing controls in each business process, to map controls in five internal control components and to perform a "gap analysis" to evaluate the need for any additional controls that may be required to mitigate risks to the achievement of financial reporting objectives and fraud.

b.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting

Response to Comment 51(b)

The Company does not have an internal audit function.

How do you maintain your books and records and prepare your financial statements?

c.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

d.	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response to Comments 51(c) and 51(d)

The Company's books and records are maintained in Chinese GAAP. Members of the Company's bookkeeping and accounting staff utilize a purchased software package to convert the Company's financial statements from Chinese GAAP to U.S. GAAP. The results are then reviewed by our senior accounting staff and by our auditor to assure that all necessary adjustments have been made.

What is the background of the people involved in your financial reporting?

e.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you:
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant: and
•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response to Comment 51(e)

The persons responsible for preparation of our financial statements and evaluating our internal controls are identified below. Each of them is an employee of Beijing Guoqiang.

-	Chief Financial Officer. Our Chief Financial Officer has been employed in financial accounting for industrial companies in the PRC since 1976. She holds a bachelors degree issued by Beijing Technology and Business University with a major in accounting. She supervises preparation of our financial statements and implementation of our internal controls.

-	Accounting Department Manager. The manager of our accounting department has been employed as an accountant since 2007, when he earned his bachelor's degree in accounting from Xian University. He is responsible for preparation of our tax returns, taxation accounting, and supervision of financial systems.

-	Accountant. Our Accountant has been employed as an accountant since 2006, when she earned her bachelor's degree in Applied English in Accounting from Beijing Foreign Studies University. She is responsible for recording our accounts receivable and accounts payable.

-	Accountant. Our second Accountant has been employed as an accountant since 2006, when he earned his bachelor's degree in accounting from Hunan Business College. He is responsible for cost accounting.

f.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company:
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

g.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comments 51(f) and 51(g)

The Company does not retain an accounting firm nor any individuals who are not employees of the Company to assist in preparation of our financial statements.

Do you have an audit committee financial expert?

h.	Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Response to Comment 51(h)

The Board of Directors does not have an audit committee. None of the three members of the Board of Directors has significant knowledge of U.S. GAAP. Each of the two outside directors has significant experience regarding internal control over financial reporting: Jijun Zhang having been employed as a financial management consultant and Qiang Fu having been employed as CEO of a U.S. public company.

Evaluation of Disclosure Controls and Procedures

52.	We see that you evaluated disclosure controls and procedures as of September 20, 2010. Please amend your Form 10-K to disclose the conclusions of your principal executive and principal financial officer, or persons performing similar functions regarding the effectiveness of disclosure controls and procedures as of June 30. 2010. Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b). Under the cited guidance, you are required to assess and disclose the effectiveness of disclosure controls and procedures as of the end of each quarter.

Response to Comment 52

When we file the amended 2010 Form 10-K, we will include management's evaluation of disclosure controls and procedures as of June 30, 2010.

53.	As a related matter, if you elect to include a narrative definition of disclosure controls and procedures after the word "effective." that definition should be substantially similar to the full two-sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). Alternatively, please remove the definition in future or amended filings.

Response to Comment 53

When we file the amended 2010 Form 10-K, we will remove from Item 9A(T) the definition of disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting, page 30

54.	We see that you provided a report on internal control over financial reporting as of September 20, 2010. Please amend your Form 10-K to include management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2010. Refer to Item 308T of Regulation S-K and Exchange Act Rule 13a-l5(e). Under the cited guidance, management's assessment of internal control over financial reporting is presented as of the end of the fiscal year.

Response to Comment 54

When we file the amended 2010 Form 10-K, we will include management's report on internal controls over financial reporting as of June 30, 2010.

Item 10. Directors and Executive Officers... and Corporate Governance, page 32

55.	Tell us why you have not provided disclosure pursuant to Item 407(d)(4) and (5) of Regulation S-K.

Response to Comment 55

When we file the amended 2010 Form 10-K, we will include in Item 10 at page 34 the following:

Audit Committee; Compensation Committee; Nominating Committee.

Due to the small size of our Board of Directors, we have not constituted an audit committee, a compensation committee or a nominating committee. Decisions regarding nominations to the Board will be made by all currently-serving members of the Board. For the same reason, we do not have an audit committee financial expert among the members of our Board of Directors.

Directors and Officers, page 32

56.	We note your disclosure in the first paragraph that all directors hold office until the next annual meeting of your shareholders and "until their successors have been elected and qualify." Please tell us and in future filings clarify what you mean by "qualify." Also, given your disclosure on page 21 that you do not expect to hold annual meetings for the "next few years," clarify what is the term of office for your directors.

Response to Comment 56

The term "elected and qualify" as applied to members of the board of directors is a remnant of state laws that in the past required individuals to meet certain specified standards in order to "qualify" to serve as members of a board. Under contemporary Nevada law, the term no longer has functional meaning. We preserve it in describing the tenure of our directors, however, out of respect for tradition.

When we file the amended 2010 Form 10-K, we will insert the following text as the third sentence of the first paragraph on page 32:

As the Company has not held an annual meeting in the recent past and does not anticipate doing so in the foreseeable future, the term of office of members of our board of directors is, effectively, indefinite.

57.	We note your disclosure in the first paragraph that you believe "each officer and director has the experience, qualifications, attributes and skills necessary to serve on the Board or as an officer because of his academic background, knowledge in the battery industry and in business generally." Please note that for each person, you must disclose why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director, in light of your business and structure, at the time that a filing containing the disclosure is made. Refer to Question 116.05 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In your response and in future filings, please describe the specific experience, qualifications, attributes and skills of each director or executive officer separately.

Response to Comment 57

When we file the amended 2010 Form 10-K, we will include in the biographies on page 32 and 33 of each of the three members of the Board of Directors the particular experience and qualifications that led the board to conclude that the person should serve on the Company's board of directors.

58.	We note you did not describe the business experience of your Chief Financial Officer, Ms. ChunPing Fong, between 1998 - 2008 or Mr. ChengZhou Xu, your Chief Engineer, between 2003 - 2007. In your response and in future filings, please provide disclosure pursuant to Item 401(e)(1) with respect to Ms. Fong's and Mr. Xu's experience during the past five years. In addition, please tell us, and revise future filings to describe, the specific business experience of each of your officers and directors, avoided vague terms like "worked for."

Response to Comment 58

When we file the amended 2010 Form 10-K, we will disclose that from 1998 to 2008 ChunPing Fong was employed as manager of the accounting department of Beijing Printing Corp. We will also disclose that ChengZhou Xu was employed from 2003 to 2005 as Chief Engineer of Henan Huaxia Electric Group and from 2005 to 2007 as Chief Engineer for Philip Zhejiang Corp. We will also revise all biographical disclosure to specify job titles and, unless inherent in the title, responsibilities.

Family Relationships, page 33

59.	With a view toward clarified disclosure in future filings, please tell us what you mean by "significant shareholders."

Response to Comment 59

When we file the amended 2010 Form 10-K, we will replace the words "significant shareholders" in the last sentence on page 33 with the words "holders of 10% or more of our outstanding common shares."

Section 16(a) Beneficial Ownership Reporting Requirement, page 34

60.	Please provide us support your conclusions in the last two sentences of this section, including how each officer and director mentioned on page 32 complied with their filing obligations pursuant to Exchange Act Section 16. Include in your response the date on which each officer, director or subject shareholder filed a required report, or the authority on which they relied to not make a filing.

Response to Comment 60

When we file the amended 2010 Form 10-K, we will replace the second paragraph under "Section 16(a) Beneficial Ownership Reporting Requirements" on page 34 with the following disclosure:

During the year ended June 30, 2010 each of our officers and directors filed the reports required under Section 16(a), except that Chunping Fong, Fang Ai and Jijun Zhang failed to file Form 3.

Code of Ethics, page 35

61.	Please tell us why you have not included the disclosure required by Item 406(c) of Regulation S-K.

Response to Comment 61

When we file our amended 2010 Form 10-K, we will add to the section titled "Code of Ethics" on page 35 the following:

The Company will provide a copy of the Code of Ethics, without cost, to any person who sends a written request for a copy of the Code, addressed to Kun Liu, China Lithium Technologies, Inc., 15 West 39th Street, Suite 14C, New York, NY 10018.

Item 11. Executive Compensation, page 35

Summary Compensation Table, page 36

62.	We note your statement immediately preceding the summary compensation table that the table discloses information with respect to the persons who served as your CEO, CFO "and other most highly compensated executive officers who served on your board of directors." Disclosure pursuant to Item 11 of Form l0-K is not limited to these who Serve or have served on your board of directors. Refer to Item 402(m)(2)(ii) and (iii) of Regulation S-K. Please tell us whether you omitted any person for whom disclosure in response to Item 11 of Form 10-K would have been provided but for the fact that he or she did not serve on your board of directors. If so, please provide the information required by Item 11 for such person in your response letter and in future filings.

Response to Comment 62

When we file the amended 2010 Form 10-K, we will eliminate from the paragraph introducing the summary compensation table any reference to the board of directors. We hereby advise you that no person was omitted from the table by reason of not serving on the board of directors.

63.	Please tell us the reasons for the blanks next to Xin Xu given your disclosure that he resigned only after your fiscal year ended on June 30, 2010, Refer to Item 402(m)(2)(i) of Regulation S-K.

Response to Comment 63

When we file the amended 2010 Form 10-K, we will amend the summary compensation table on page 36 to disclose that during the year ended June 30, 2010 the Company paid Xin Xu $35,346 in salary.

64.	Please tell us why you did not provide disclosure pursuant to Items 402(o) or 402(r) of Regulation S-K.

Response to Comment 64

We omitted disclosure pursuant to Item 402(o) because there were no material factors necessary to an understanding of the information disclosed in the summary compensation table.

When we file the amended 2010 Form 10-K, we will include the disclosure regarding director compensation required by Item 402(r).

Item 12. Security Ownership of Certain Beneficial Owners., page 37

65.	With respect to the table presented on page 38, please tell us:
•	why Ms. Fong was omitted from the table: and
•	how you calculated the amount of shares and the percentage of class owned by all officers and directors as a group. Also, why is the percentage of class held by all officers and directors not 100%, given the number of shares issued and outstanding?

Response to Comment 65

Ms. Fong was omitted from the table on page 38 because she is neither a member of the board of directors nor a named executive officer. (She was included in the summary compensation table gratuitously.)

When we file the amended 2010 Form 10-K, we will amend the table on page 38 to disclose that all officer and directors consists of five persons, who own in aggregate 10,639,503 shares, which represented 52.7% of the outstanding shares on the date the 10-K was filed.

Item 13, Certain Relationships and Related Transactions, page 38

66.	We see the family relationship between one of your directors and your supplier of lithium-ion battery cells, which you disclose is approximately 90% of purchases. Tell us how you evaluated the guidance about related party disclosures from FASB Codification Topic 850 in assessing whether you should identify Heilongjiang Zhongqiang as a related party in the notes to financial statements.

Response to Comment 66

When we file the amended 2010 Form 10-K, we will include a Note to the Financial Statements titled "Related Party Transactions," in which we will disclose the details regarding purchase by Beijing Guoqiang from Heilongjiang Zhongqiang.

67.	As a related matter, please describe to us the principal provisions of the contractual arrangement with Heilongjiang Zhongqiang.

Response to Comment 67

As supplemental information, we advise you that there are two supply contracts between Beijing Guoqiang and Heilongjiang Zhongqiang, one dated February 24, 2010 and one dated March 22, 2010. The February 24 contract contains the parties' agreement to purchase and sell 3000 units of a specified 72 volt battery for 27,000 RMB per unit. Delivery will be scheduled by Beijing Guoqiang by notice not less than 25 days before delivery. Heilongjiang Zhongqiang shall pay transportation costs. Title transfers ex factory, and national testing standards will apply. The March 22 contract has identical terms, but contemplates the purchase and sale of 60,000 units of a 3.2 volt battery at 105 RMB per unit.

Interested Person 'Transactions, page 38

68.	We note the reference on page 39 to the amount of the loan outstanding as of June 30, 2009. Please provide current disclosure in future filings, and tell us the amount of the loan outstanding as of the most recent practicable date prior to filing your annual report on Form 10-K. Also, with a view toward amended disclosure, tell us why this section does not provide the information required by Item 404 of Regulation S-K with respect to the loan from and repayment to shareholder mentioned on page F-7.

Response to Comment 68

As requested, we will provide current disclosure regarding related party loans in future filings. The loan mentioned on page F-7 is the same loan mentioned on page 39. When we file the amended 2010 Form 10-K, we will amend the disclosure at the top of page 39 to include the full history of loans by Kun Liu to Beijing Guoqiang.

69.	We note the reference to subsidiaries on page F-9. Please tell us why you have not filed the exhibit required by Regulation S-K Item 601(b)(21). Also reconcile that reference to subsidiaries with your disclosure on page F-8, where you indicate you control the entities only through "entrusted management contracts" and your disclosure on page 7, where you reference "VIE's".

Response to Comment 69

When we file the amended 2010 Form 10-K, we will include exhibit 21. We will also modify the disclosure throughout the filing, as necessary, to clarify that the only subsidiary of China Lithium is Sky Achieve, that China Lithium has no direct relationship with Beijing Guoqiang, and that the relationship of Sky Achieve with Beijing Guoqiang is a contractual management relationship sometimes identified as "entrusted management."

Item 15. Exhibits, Financial Statement Schedules, page 40

70.	Tell us why you have, not filed the following agreement as exhibits to your Form 10-K pursuant to Item 601(b) of Regulation S-K:
•	any R&D cooperation agreement with the Chinese car manufacturer referenced on page 9 or with the institution mentioned on page 11;
•	the leases mentioned on pages 13 and 22;
•	the supply contractor referenced on pages 14 and 38 with your "major supplier," Heilongjiang Zhongqiang Power Tech Ltd.;
•	the joint development and supply agreements with "industry-leading companies in China" mentioned on page 15;
•	the loan agreement between Beijing GuongQiang Global Science & Technology Development Co., Ltd. and your chief executive officer Kun Liu. referenced on pages 27 and 39; and
•	the "entrusted management contracts effective January 5, 2010" referenced on page F-8.

Response to Comment 70

The entrusted management agreements are exhibits 10-c through 10-g. When we file the amended 2010 Form 10-K, we will clarify that these exhibits are incorporated by reference to the Current Report on Form 8-K identified in the Form 10-K. We will also review the five other categories of documents identified in this comment, and file as exhibits any that are material to the Company's business.

Signatures, page 41

71.	In future filings, where the principal financial officer and principal accounting officer sign the report for the registrant, please ensure that these officers also sign in their individual capacities below the second paragraph of text. Refer to Instruction D of Form 10- K.

Response to Comment 71

When we file the amended 2010 Form 10-K, we will revise the signature blocks to ensure that the principal financial officer and principal accounting officer sign the report in their individual capacities.

Acknowledgement

                The undersigned, as Chief Financial Officer of China Lithium Technologies, Inc., hereby acknowledges that:

•	China Lithium Technologies, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	China Lithium Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Chunping Fong Chunping Fong Chief Financial Officer